SEC

20004658

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-70078 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **7/3/2019** (MM/DD/YY) AND ENDING **12/31/2019** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Miliman Investment Management Services LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**71 South Wacker Drive, 31st floor**
(No. and Street)

| **Chicago** | **IL** | **60606** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Robert Campbell** — **973-727-7379**
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

**Moss Adams**
(Name - if individual, state last, first, middle name)

| **999 Third Avenue** | **Seattle** | **WA** | **98104** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing
FEB 28 2020
Washington, DC

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Matthew Kaufman, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Milliman Investment Management Services LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Subscribed and sworn to before me this 26th day of February 2020

Notary Public

JENNIE KWAN
Official Seal
Notary Public - State of Illinois
My Commission Expires Nov 15, 2020

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Member's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental (AUP).
- [ ] (n) Management's Exemption Report
- [ ] 0 Report of Independent Registered Public Accounting Firm on Exemption

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Milliman Investment Management Services LLC

FINANCIAL STATEMENTS
(Public)
From Commencement of Operations July 3, 2019
through December 31, 2019

CONTENTS

Page

**Report of Independent Registered Public Accounting Firm** .......... 1

**Financial Statements**

Statement of Financial Condition .......... 2

**Notes to Financial Statements** .......... 3-6

MOSSADAMS

# Report of Independent Registered Public Accounting Firm

To the Audit Committee
Milliman Investment Management Services, LLC

***Opinion on the Financial Statement***

We have audited the accompanying statement of financial condition of Milliman Investment Management Services, LLC (the Company) as of December 31, 2019 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Seattle, Washington
February 24, 2020

We have served as the Company's auditor since 2018.

## MILLIMAN INVESTMENT MANAGEMENT SERVICES LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2019

### ASSETS

| | |
|---|---|
| Cash | $ 424,219 |
| Deposit at clearing broker | 10,000 |
| Prepaid expenses | 18,327 |
| Other assets | 18,716 |
| Total Assets | $ 471,262 |

### LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Accounts payable and accrued expenses | $ 2,375 |
| Payable to affiliate | 17,496 |
| Total Liabilities | $ 19,871 |
| Members' equity | 451,391 |
| Total Liabilities and Members' Equity | $ 471,262 |

The accompanying notes are an integral part of these financial statements.

**MILLIMAN INVESTMENT MANAGEMENT SERVICES LLC**
**NOTES TO FINANCIAL STATEMENTS**
**FROM (COMMENCEMENT OF OPERATIONS) JULY 3, 2019**
**THROUGH DECEMBER 31, 2019**

## NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

Milliman Investment Management Services LLC (The "Company"), was organized on March 23, 2017 in the state of Delaware as a limited liability company. The Company was approved as a broker-dealer on July 3, 2019. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investors Protection Corp ("SIPC"). The term of the Company shall continue in perpetuity, unless sooner terminated in accordance with the provisions of its operating agreement.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

The Company is in a startup phase and has yet to begin business operations. Therefore, the Company has no revenue through December 31, 2019.

ASC 606, Revenue from Contracts with Customers requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five stope model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, and (c) determine the transaction price, (d) allocate the transaction price to the performance obligation, In determining the transaction price, an entity may include variable consideration only to extent that is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant judgments

Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract items. Significant judgement is required to determine whether performance obligation are satisfied at a point in time or over time; how to allocate transaction process where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

**NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)**

Brokerage commissions

The Company has not yet begun revenue activity but when it begins revenue activity the Company will buy and sell securities on behalf of institutional customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade date (the date the Company fills the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2019, the Company had no cash equivalents.

Income Taxes

The Company is not subject to federal or foreign income taxes as it is a disregarded entity for income tax purposed as a limited liability company, whose operations are reflected in the federal income tax return of the Company's members: therefore, all current and future income tax assessments are attributable to the members and no income tax assessments are attributable to the Company and no income tax expense is reflected in the statement of operations. Tax years that remain subject to a U.S. Federal Income tax examination are 2017 through 2019. The Company is not subject to state income taxes in any jurisdiction that it is currently registered. There are no interest and penalties recognized in the statement of operations.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 8 to 1 in its first year of operations. At December 31, 2019, the Company had net capital of $414,348, which exceeded required net capital by $409,348 and a total aggregate indebtedness of $19,871. The Company's aggregate indebtedness to net capital ratio was .048 to 1 at December 31, 2019.

The Company is exempt from the provisions of SEC Rule 15c3-3 under Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

## NOTE 4 – FULLY DISCLOSED CLEARING AGREEMENT

The Company maintains a clearing agreement with Wedbush Securities. The Company has not yet begun business operations. The firm anticipates it will clear institutional DVP/RVP business though Wedbush on a fully disclosed basis. The Company maintains a securities deposit with Wedbush Securities in the amount of $10,000.

## NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement Milliman Inc. The agreement provides that Milliman Inc will provide administrative services and facilities at the Company's office space located in 71 S. Wacker Drive Chicago. The agreement does not require the Company to remit payment for the services outlined in the agreement. Milliman Inc. will maintain a schedule of these expenses which are not included in reports files by the Company to FINRA and the SEC under this agreement.

Separately, the startup phase of the Company's operations a Company affiliate, Milliman Financial Risk Management LLC., has paid some of the Company's regulatory and other operational expenses. This has resulted in an intercompany payable of $17,496 as of December 31, 2019.

## NOTE 6 – FAIR VALUE

Certain financial instruments are carried at cost on the balance sheet, which approximated fair value due to their short term, highly liquid nature. These instruments include cash, accounts payable and accrued expenses.

## NOTE 7 – CONCENTRATIONS AND CREDIT RISK

Financial instruments that subject the Company to credit risk consist principally of cash. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company maintains checking in a financial institution. Accounts at the banks are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the accounts. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the banks and believes that any potential credit loss is minimal. At December 31, 2019, all the Company's cash is held at one financial institution.

## NOTE 9 – INCOME TAXES

The Company is a Delaware LLC. The members of an LLC are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision for federal or state income taxes has been included in the financial statements.

The Company files an income tax return in its federal, state and local jurisdiction. The Company is not subject to federal, state and local income tax examinations by tax authorities for years prior to 2017.

## NOTE 10 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in ordinary routine litigation incidental to its business. Currently, there are no litigations against the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un asserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

During the normal course of business, the Company is subject to routine examinations by regulatory authorities. As of December 31, 2019, there are no outstanding issues as a result of these examinations that could have a material impact to the financial statements.